SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)*

           ENVIRONMENTAL REMEDIATION HOLDING CORPORATION
                         (Name of Issuer)

                  COMMON STOCK, $0.0001 PAR VALUE
                  (Title of Class of Securities)

                             29406V100
                          (CUSIP Number)



                        WILLIAM B. MASTERS
                     JONES, WALKER, WAECHTER,
               POITEVENT, CARRE`RE & DENE`GRE, L.L.P.
                 201 ST. CHARLES AVENUE, FLOOR 51
                       NEW ORLEANS, LA 70170
                          (504) 582-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          AUGUST 6, 1999
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of <section><section>240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box <square>.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See <section>240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  29406V100

     1)   Names of Reporting Persons                                         Talisman Capital Opportunity Fund Ltd.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a).......................................................              _____
          (b).......................................................              _____

     3)   SEC Use Only..............................................

     4)   Source of Funds (See Instructions)........................               OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e).....................................              _____

     6)   Citizenship or Place of Organization           British Virgin Islands

 Number of     (7)  Sole Voting Power................................              0
  Shares
  Bene-        (8)  Shared Voting Power..............................        382,789,385(1)
 ficially
 Owned by
   Each        (9)  Sole Dispositive Power...........................              0
Reporting
  Person       (10)  Shared Dispositive Power........................        382,789,385(1)
   With

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person...........................................        382,789,385(1)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................          ______

     13)  Percent of Class Represented by Amount
          in Row 11..................................................        76.43%(1)(2)

     14)  Type of Reporting Person (See Instructions)................          CO


CUSIP No.  29406V100

     1)   Names of Reporting Persons.................................        TC Hydro Carbon Inc.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)........................................................          _____
          (b)........................................................          _____

     3)   SEC Use Only...............................................

     4)   Source of Funds (See Instructions).........................            OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................          _____

     6)   Citizenship or Place of Organization.......................         Delaware

 Number of     (7)  Sole Voting Power................................             0
  Shares
  Bene-        (8)  Shared Voting Power..............................        382,789,385(1)
 ficially
 Owned by
   Each        (9)  Sole Dispositive Power...........................             0
Reporting
  Person       (10)  Shared Dispositive Power........................        382,789,385(1)
   With

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person............................................       382,789,385(1)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)..................          ______

     13)  Percent of Class Represented by Amount
          in Row 11...................................................       76.43%(1)(2)

     14)  Type of Reporting Person (See Instructions).................            CO


 CUSIP No. 29406V100

     1)   Names of Reporting Persons....................................       Talisman Capital Opportunity Inc.(3)
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a).........................................................          _____
          (b).........................................................          _____

     3)   SEC Use Only................................................

     4)   Source of Funds (See Instructions)..........................           OO

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e).......................................          _____

     6)   Citizenship or Place of Organization........................       Delaware

 Number of     (7)  Sole Voting Power.................................             0
  Shares
  Bene-        (8)  Shared Voting Power...............................       382,789,385(1)
 ficially
 Owned by
   Each        (9)  Sole Dispositive Power............................             0
Reporting
  Person       (10)  Shared Dispositive Power.........................       382,789,385(1)
   With

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person............................................       382,789,385(1)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)..................             ______

     13)  Percent of Class Represented by Amount
          in Row 11...................................................       76.43%(1)(2)

     14)  Type of Reporting Person (See Instructions).................               CO


CUSIP No. 29406V100

     1)   Names of Reporting Persons.................................        Geoffrey Tirman(4)
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)........................................................                _____
          (b)........................................................                _____

     3)   SEC Use Only...............................................

     4)   Source of Funds (See Instructions).........................                  OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................                _____

     6)   Citizenship or Place of Organization - United States

 Number of      (7)  Sole Voting Power................................                  0
  Shares
  Bene-         (8)  Shared Voting Power..............................       382,789,385(1)
 ficially
 Owned by
   Each         (9)  Sole Dispositive Power...........................                  0
Reporting
  Person        (10)  Shared Dispositive Power........................       382,789,385(1)
   With

     11)   Aggregate Amount Beneficially Owned by Each
           Reporting Person...........................................       382,789,385(1)

     12)   Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares (See Instructions).................          ______

     13)   Percent of Class Represented by Amount
           in Row 11..................................................       76.43%(1)(2)

     14)   Type of Reporting Person (See Instructions)................            IN


     (1) Beneficial Ownership with respect to 3,750,000 shares of Common Stock (as hereinafter defined) is being reported hereunder in connection with the 5.5% Note (as hereinafter defined). The 5.5% Note is currently convertible into approximately 3,750,000 shares of Common Stock, subject to adjustment as described herein. Beneficial ownership of 45,000 shares, 750,000 shares and 1,000,000 shares of Common Stock is being reported hereunder, respectively, in connection with the 1997 Warrant, 1998 Warrant and 1999 Warrant (each as hereinafter defined). The 1997 Warrant, 1998 Warrant and 1999 Warrant currently entitle Talisman (as hereinafter defined) to purchase up to 45,000 shares, 750,000 shares and 1,000,000 shares, respectively, of Common Stock.

     (2) The shares of Common Stock indicated represent 76.43% of the sum of (a) the outstanding shares of Common Stock of the Issuer as of August 12, 1999, based upon information provided by representatives of the Issuer,
(b) approximately 3,750,000 shares of Common Stock currently subject to the 5.5% Note, (c) 45,000 shares of Common Stock subject to the 1997 Warrant,
(d) 750,000 shares of Common Stock subject to the 1998 Warrant and (e) 1,000,000 shares of Common Stock subject to the 1999 Warrant.

     (3)  Solely in its capacity as the investment manager of Talisman.

     (4) Solely in his capacity as the sole stockholder of Talisman Capital Opportunity Inc.

           AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     Reference is made to the initial statement on Schedule 13D (the "Statement") filed by Talisman Capital Opportunity Fund Ltd., a corporation formed under the laws of the British Virgin Islands, Talisman Capital Opportunity Inc., a Delaware corporation, and Geoffrey Tirman as relating to shares of common stock, par value $0.0001 per share (the "Common Stock"), of Environmental Remediation Holding Corporation, a Colorado corporation (the "Issuer") as filed with the Securities and Exchange Commission on April 9, 1999 (as amended, the "Statement"). The Statement is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby supplemented and amended in its entirety to read as follows:

     This statement is being filed by Talisman Capital Opportunity Fund Ltd., a corporation formed under the laws of the British Virgin Islands ("Talisman"); TC Hydro Carbon, Inc. ("TC Hydro Carbon"), a Delaware corporation, Talisman Capital Opportunity Inc., a Delaware corporation (the "Investment Manager"); and Geoffrey Tirman (together with Talisman, TC Hydro Carbon and the Investment Manager, the "Reporting Persons").

     Talisman's principal business is the investment in the securities of
private and public companies.    The principal business address of Talisman
is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand
Cayman, BWI.

     Clive Harris is a director of Talisman. The present principal occupation or employment of Mr. Harris is partner of Paul Harris & Company, a Cayman Islands firm of Chartered Accountants, and Managing Director of International Management Services Ltd. The principal business address of Mr. Harris and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     Martin Lang is a director of Talisman. The present principal occupation or employment of Mr. Lang is Company Manager of International Management Services Ltd. The principal business address of Mr. Lang and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     Talisman is the sole stockholder of TC Hydro Carbon. TC Hydro Carbon was formed for the purpose of acquiring shares of Common Stock, and has no
other significant operations.    The principal business address of the TC
Hydro Carbon is 16101 LaGrande Drive, Suite 100, Little Rock, Arkansas
72211.

     The Investment Manager's principal business is the management of the investment and reinvestment of Talisman's assets. Mr. Tirman is the sole stockholder of the Investment Manager, and his principal occupation is as the principal officer of the Investment Manager responsible for such activities. The principal business address of the Investment Manager and Mr. Tirman is 16101 LaGrande Drive, Suite 100, Little Rock, Arkansas 72211.

     (d) None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons or entities named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Geoffrey Tirman is a citizen of the United States.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby supplemented and amended in its entirety to read as follows:

     On October 15, 1997, the Issuer entered into a securities purchase agreement with Talisman and certain other investors pursuant to which, among other things, (1) Talisman purchased $750,000 principal amount of the Issuer's senior subordinated convertible notes due October 15, 2002 (the "5.5% Note") that is, subject to certain limitations, convertible into shares of Common Stock, and (2) the Issuer executed and delivered a warrant (the "1997 Warrant") to Talisman, entitling Talisman, subject to certain limitations, to purchase up to 45,000 shares of Common Stock. The sources of the funds used to purchase the 5.5% Note and 1997 Warrant, including any funds that may be used to exercise the 1997 Warrant, were and will be (a) share subscriptions by the shareholders of Talisman and (b) proceeds of transactions with respect to prior investments of Talisman.

     On September 26, 1998, the Issuer entered into a securities purchase agreement with Talisman pursuant to which, among other things, (1) Talisman purchased $500,000 principal amount of the Issuer's 20% convertible notes due October 26, 2000 (the "20% Note") that is, subject to certain limitations, convertible into shares of Common Stock, and (2) the Issuer and Talisman executed a warrant agreement (the "1998 Warrant") entitling Talisman, subject to certain limitations, to purchase up to 1,500,000 shares of Common Stock. The sources of the funds used to purchase the 20% Note and 1998 Warrant, including any funds that may be used to exercise the 1998 Warrant, were and will be (a) share subscriptions by the shareholders of Talisman and (b) proceeds of transactions with respect to prior investments of Talisman.

     On April 22, 1999, in connection with and in consideration of Talisman's agreement to enter into the 5.5% Note Standstill Agreement and 20% Note Standstill Agreement (each as defined and described in Item 5), the Issuer delivered to Talisman a warrant (the "1999 Warrant") entitling Talisman, subject to certain limitations, to purchase up to 1,000,000 shares of Common Stock.

     On August 6, 1999, the Issuer and TC Hydro Carbon consummated transactions contemplated by a securities purchase agreement dated as of August 3, 1999 whereby TC Hydro Carbon acquired 375,000,000 shares of the Issuer's Common Stock. The funds to purchase the Common Stock were obtained by TC Hydro Carbon through a capital contribution by Talisman.
The sources of the capital contribution were (a) share subscriptions by the shareholders of Talisman and (b) proceeds of transactions with respect to prior investments of Talisman.

     On August 5, 1999, Talisman purchased $4,000,000 principal amount of the Issuer's senior secured convertible notes due September 1, 2004 (the "8.0% Note") that is, subject to certain limitations, convertible into shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby supplemented and amended in its entirety to read as follows:

       The Reporting Persons acquired the securities covered by this Statement for investment purposes, and have acquired a controlling interest in the Issuer. In connection such acquisition, four of the seven positions on the board of directors were filled by the appointment of persons acceptable to the Reporting Persons. In addition, the Reporting
Persons are considering various courses of action with respect to the Issuer, including (i) acquiring additional shares of Common Stock in privately negotiated transactions or in the open market, (ii) proposing a merger, reorganization or similar affiliation or business combination with the Issuer, (iii) proposing changes in the capitalization, articles of incorporation and by-laws of the Issuer, including changes which may permit the termination of registration of the Common Stock pursuant to Section 12(g)
(4) of the Securities Exchange Act of 1934 and cause the Commons Stock to no longer be eligible for quotation on the OTC Bulletin Board or (iv) a combination of one or more of the foregoing or similar transactions.

     The Reporting Persons do not presently intend to sell any shares of Common Stock they own, although, depending on market conditions or results of operations of the Issuer, such intention may change and the Reporting Persons may attempt to dispose of some or all of such shares of Common Stock in open market transactions or in privately negotiated transactions to third parties.

     Until the Reporting Persons make a decision concerning the alternatives described above, and depending on market conditions and other factors, the Reporting Persons anticipate that they will continue to purchase shares of Common Stock in the open market, or in private transactions if appropriate opportunities to do so are available, on such terms and at such times as the Reporting Persons consider desirable.

     The Reporting Persons intend to continuously review their investment in the Issuer and may in the future decide to pursue one of the alternatives discussed in this Item 4. In reaching any conclusion as to the foregoing, the Reporting Persons will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business, general economic conditions, and money and stock market conditions. Except as described in this Item 4 or elsewhere in this
Schedule 13D, the Reporting Persons currently have no plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby supplemented and amended in its entirety to read as follows:

     Because the Investment Manager is the sole investment manager with regard to Talisman's assets, the Investment Manager may be deemed to beneficially own the shares of Common Stock beneficially owned by Talisman. Because Geoffrey Tirman is the sole stockholder of the Investment Manager, he may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by the Investment Manager. Geoffrey Tirman and the Investment Manager disclaim beneficial ownership of the Common Stock beneficially owned by Talisman except to the extent of their actual individual pecuniary interest therein.

     Because Talisman is the sole stockholder of TC Hydro Carbon, it may be deemed to beneficially own the shares of Common Stock owned by TC Hydro Carbon.

     The 1997 Warrant may be exercised to acquire 45,000 shares of Common Stock within 60 days of the reporting date. However, the number of shares issuable upon exercise of the 1999 Warrant and the exercise price therefor is subject to adjustment based upon subsequent dilution of the outstanding Common Stock. The number of shares of Common Stock to be received by Talisman under the terms of the 1997 Warrant and upon the exercise of conversion of the 5.5% Note was modified by a standstill agreement (the "5.5% Note Standstill Agreement") dated as of April 20, 1999 among the Issuer, Talisman and certain other holders of securities of the Issuer. Under the terms of the 5.5% Note Standstill Agreement, the 5.5% Note is currently convertible into approximately 3,750,000 shares of Common Stock of the Issuer. However, the number of shares issuable upon conversion of the 5.5% Note and the conversion price therefor is subject to adjustment based upon subsequent dilution of the outstanding Common Stock.

     The 1998 Warrant may be exercised to acquire 750,000 shares of Common Stock within 60 days of the reporting date. The number of shares of Common Stock to be received by Talisman under the terms of the 1998 Warrant and upon the conversion of the 20% Note was modified by a standstill agreement (the "20% Note Standstill Agreement") dated as of April 20, 1999 between the Issuer and Talisman. Neither the 20% Note nor the remaining 750,000 shares potentially exercisable under the 1998 Warrant are convertible into, or exercisable for, shares of Common Stock until October 26, 1999.
However, the number of shares issuable upon conversion of the 20% Note and the conversion price therefor is subject to adjustment based upon subsequent dilution of the outstanding Common Stock.

     The 1999 Warrant may be exercised to acquire 1,000,000 shares of Common Stock within 60 days of the reporting date. However, the number of shares issuable upon exercise of the 1999 Warrant and the exercise price therefor is subject to adjustment based upon subsequent dilution of the outstanding Common Stock.

     The 8.0% Note provides for periodic advances not to exceed $200,000 in a single month, and not to exceed $4,000,000 in the aggregate. The principal and interest outstanding on each advance made under the 8.0% Note are convertible into Common Stock 180 days following the date of such advance. No portion of the 8.0% Note is convertible into shares of Common Stock within 60 days of the reporting date.

     Based upon the preceding and information provided by representatives of the Issuer that there were 495,229,675 shares of Common Stock issued and outstanding as of August 12, 1999, each Reporting Person owns or may be deemed to own 76.43% of the outstanding shares of Common Stock.

     The Investment Manager, as the manager of the assets of Talisman, has the right to direct the vote of and dispose of the Common Stock beneficially owned by Talisman and owned by TC Hydro Carbon. Geoffrey Tirman, as the sole stockholder of the Investment Manager, has the right to direct the vote of and dispose of the Common Stock deemed beneficially owned by the Investment Manager.

     Except as set forth above, none of the Reporting Persons beneficially owns any shares of Common Stock.

     Following is a list of the transactions by the Reporting Persons in Common Stock within the past sixty days:

DATE      TRANSACTION    NO. OF SHARES       PRICE/SHARE
----      -----------    -------------       -----------
8/6/99    Purchase       375,000,000          $0.00267



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 16, 1999        TALISMAN CAPITAL OPPORTUNITY FUND LTD.

                              By:  TALISMAN CAPITAL OPPORTUNITY INC.

                                   By:_____________________________
                                              Geoffrey Tirman
                                         Chief Executive Officer


                              TC HYDRO CARBON INC.



                              By:__________________________________

                                          Geoffrey Tirman
                                       Chief Executive Officer


                              TALISMAN CAPITAL OPPORTUNITY INC.



                              By:__________________________________

                                          Geoffrey Tirman
                                      Chief Executive Officer




                              _________________________
                              GEOFFREY TIRMAN